JF 6-13-02

02022360

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[UNIT]ED STATES
[SECURITIES AND E]XCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 33862

SEC MAIL PROCESSING RECEIVED JUN 0 6 2002 SECTION 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rodman and Renshaw, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Broadway, 14th Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas G. Pinou, CFO (212) 356-0509
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman and Co., LLP
(Name — *if individual, state last, first, middle name*)

404 Park Avenue South, Suite 700	New York	New York	10016
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas G. Pinou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodman and Renshaw, Inc., as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

...R DOWD LORENCE
...PUBLIC, STATE OF NEW YORK
NO. 02LO6052405
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 12/18/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Indepedent Auditors on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RODMAN & RENSHAW, INC.

MARCH 31, 2002

TABLE OF CONTENTS

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

Roger D. Lorence, LLM

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Rodman & Renshaw, Inc.

We have audited the accompanying statement of financial condition of Rodman & Renshaw, Inc. as of March 31, 2002, and the related statements of operations, changes in stockholders' equity, changes in subordinated debt and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodman & Renshaw, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eichler Bergsman & Co LLP

New York, New York
May 13, 2002

RODMAN & RENSHAW, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

Cash and cash equivalents (Note 1)	$ 27,261
Due from clearing broker	98,175
Marketable securities owned, at market value (Note 1)	507,812
Prepaid expenses, miscellaneous receivables, and other assets	94,792
Property and equipment, net (Notes 1 & 3)	29,456
Deposits	9,068
Total assets	$ 766,564

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Marketable securities sold, not yet purchased, at market value (Note 2)	$ 34,475
Due to parent company	41,233
Accounts payable and accrued expenses	26,794
Deferred rent	27,328
Total liabilities	$ 129,830
Commitments (Note 6)	
Subordinated debt (Note 4)	$ 229,933
Stockholder's equity:	
Common stock, $1.00 par value, 20,000 shares authorized, 133 issued and outstanding	$ 133
Additional paid-in capital	335,470
Retained earnings	71,198
Total stockholder's equity	$ 406,801
Total liabilities and stockholder's equity	$ 766,564

The accompanying notes are an integral part of these financial statements.

RODMAN & RENSHAW, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2002

Revenue:	
Advisory fees	$ 361,952
Commission income	43,882
Realized and unrealized gains on marketable securities, net	195,337
Management fees	79,982
Dividend and interest income	1,070
Total revenue	$ 682,223
Expenses:	
Clearance/ticket charges	$ 97,921
Finders' fees	19,716
Terminal fees	47,775
Compensation and benefits	345,168
Interest expense	23,946
Subscriptions and research	24,558
Office expense	34,140
Telephone	21,714
Insurance	49,024
Payroll taxes	27,792
License expenses	1,273
Professional fees	13,449
Rent expense	131,013
Commission expenses	8,537
Depreciation and amortization	21,271
Other expenses	12,674
Total expenses	$ 879,971
Net loss	$ (197,748)

The accompanying notes are an integral part of these financial statements.

RODMAN & RENSHAW, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at April 1, 2001	133	$ 133	$ 123,470	$ 268,946	$ 392,549
Conversion of portion of subordinated debt	-	-	212,000	-	212,000
Net loss	-	-	-	(197,748)	(197,748)
Balance at March 31, 2002	133	$ 133	$ 335,470	$ 71,198	$ 406,801

The accompanying notes are an integral part of these financial statements.

RODMAN & RENSHAW, INC.
STATEMENT OF CHANGES IN SUBORDINATED DEBT
FOR THE YEAR ENDED MARCH 31, 2002

SUBORDINATED DEBT - April 1, 2001	$ 442,933
Reduction, reclassified to due to parent company	(24,000)
Interest accrued	23,000
Reduction, conversion to stockholders' equity - additional paid-in capital	(212,000)
SUBORDINATED DEBT - March 31, 2002	$ 229,933

The accompanying notes are an integral part of these financial statements.

RODMAN & RENSHAW, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2002

Cash flows from operating activities:	
Net loss	$ (197,748)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	$ 21,271
Interest accrued on subordinated debt	(1,000)
Changes in operating assets and liabilities:	
Decrease in marketable securities owned, at market value	110,000
Decrease in prepaid expenses, miscellaneous receivables, and other assets	8,838
Increase in due from clearing broker	(85,746)
Increase in deposits	(659)
Increase in marketable securities sold, not yet purchased, at market value	31,265
Decrease in accounts payable and accrued expenses	(27,175)
Increase in deferred rent	269
Total adjustments	$ 57,063
Net cash used in operating activities	$ (140,685)
Cash flows from investing activities:	
Purchases of property and equipment	$ (1,049)
Net cash used in investing activities	$ (1,049)
Cash flows from financing activities:	
Increase in due to Parent company	$ 29,602
Net decrease in cash and cash equivalents	$ (112,132)
Cash and cash equivalents - beginning of year	139,393
Cash and cash equivalents - end of year	$ 27,261
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 946

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Nature of Business

Rodman & Renshaw, Inc. (the "Company") is engaged in the business of a "broker" and "dealer" as those terms are defined in the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of R&R Capital Group, Inc. (the "Parent").

The Company has engaged a clearing broker, on a fully disclosed basis, to perform all trade, settlement and related activities under a clearing agreement. The Company pays the broker for clearing services in accordance with terms as specified under the clearing agreement.

Cash and Cash Equivalents

For the purpose of statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

Securities owned and securities sold, not yet purchased, are valued at market value. The resulting difference between cost, or proceeds in the case of securities sold not yet purchased, and market value is recorded as unrealized gain or loss and reflected in income.

Property and Equipment

Property and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred; cost of major additions and betterments are capitalized. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Cont'd)

Depreciation

Depreciation is provided for using a straight-line method over the estimated useful lives of the related assets.

Revenue Recognition

Transactions in securities, listed options and related commissions revenue and expense are recorded on a trade date basis.

Advisor fees are recognized as earned on a pro rata basis over the terms of the contract.

Use of Estimates in the Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The carrying amount of all assets and liabilities approximate their estimated fair values.

NOTE 2 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned, and sold not yet purchased consist of corporate stocks which are trading and investment securities presented at market value.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following at March 31, 2002:

	Amount	Estimated Useful Lives
Furniture and fixtures	$ 20,538	5 years
Computer and office equipment	112,310	3 years
Leasehold improvement	5,414	7 years
	$ 138,262	
Less: accumulated depreciation	108,806	
Property and Equipment, Net	$ 29,456	

Depreciation expense for the year ended March 31, 2002 was $19,938.

NOTE 4 - RELATED PARTY TRANSACTIONS

Subordinated Debt

At March 31, 2002, the Company has a subordinated note plus accrued interest totaling $229,933 payable to the Parent which is considered as additional subordinated capital for purposes of computing net capital.

Subordinated debt can be repaid only if, after giving effect to such payment, the Company meets the Securities and Exchange Commission's capital regulations governing the withdrawal of subordinated debt.

On March 22, 2002, $200,000 of subordinated debt and $12,000 of accrued interest on subordinated debt was converted to additional paid-in capital.

Management Fees

The Company was reimbursed $79,982 for payroll, rent, telephone and other expenses for the year ended March 31, 2002 by entities related through common ownership.

NOTE 5 - INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by its Parent. The income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. No deferred tax asset has been created because there is no assurance that Net Operating Loss benefit will be utilized.

NOTE 6 - COMMITMENTS

The Company occupies office space under a lease agreement expiring October 2005. Future approximate minimum annual rentals for office space and equipment, are as follows:

For the Year Ending March 31,	Amount
2003	$ 124,000
2004	124,000
2005	124,000
2006	73,000
Total	$ 445,000

In addition, the Company is obligated to pay its proportionate share of utilities, operating costs and real estate taxes of the building lease. Rent expense for the year ended March 31, 2002 was $131,013.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company's net capital amounted to $422,567 which was $322,567 in excess of its required net capital of $100,000. The Company's net capital ratio was .23 to 1.

NOTE 8 - ECONOMIC DEPENDENCY

The Company earned a substantial portion of its revenue from three customers. During the year ended March 31, 2002, fees from these customers totaled $166,500 (24.41%).

NOTE 9 - OFF-BALANCE-SHEET RISKS

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of Due from (to) clearing broker. As indicated in Note 1, the Company engages a clearing broker, on a fully disclosed basis, to perform all trade, settlement and related activities under a clearing agreement. The Company is therefore dependent on the clearing broker in order to conduct its day-to-day operations.

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement, and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

The Company is exposed to off-balance-sheet risk of loss on unsettled transactions between trade date and settlement date in the event counter parties are unable to fulfill contractual obligations.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at March 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to March 31, 2002. Such loss, if any, is not reflected in the accompanying statement of financial condition.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization and/or other parties with which it conducts business.

RODMAN & RENSHAW, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1

MARCH 31, 2002

Net capital:	
Total stockholder's equity	$ 406,801
Add: Liabilities subordinated to claims of general creditors	229,933
Total capital and allowable subordinated liabilities	$ 636,734
Deductions and charges:	
Property and equipment, net of accumulated depreciation	$ 29,456
Deposits	9,068
Prepaid expenses, miscellaneous receivable, and other assets	94,793
Total deductions and charges	$ 133,317
Net capital before haircuts on securities positions	$ 503,417
Haircuts on securities positions:	
(Pursuant to Rule 15c3-1)	
Haircuts on securities:	
Stocks	$ 76,172
Undue concentration:	
Stocks	4,678
Total haircuts on securities positions	$ 80,850
Net capital	$ 422,567
Aggregated indebtedness (A.I.):	
Accounts payable and accrued expenses	$ 26,794
Due to Parent	41,233
Deferred rent	27,328
Total aggregated indebtedness	$ 95,355

RODMAN & RENSHAW, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1 (Cont'd)

MARCH 31, 2002

Computation of basic net capital requirement:	
(a) Minimum net capital required (6 2/3% of total A.I.)	$ 6,357
(b) Minimum net capital required of broker/dealer	$ 100,000
Net capital requirement [Greater of (a) or (b)]	$ 100,000
Excess net capital	$ 322,567
Ratio of A.I. to net capital	.23 to 1

Reconciliation with Company's computation:
(Included in Part II of Form X17A-5 as of March 31, 2002)

Net capital - as reported in the Company's Part II of Focus Report (unaudited)	$ 427,278
Audit adjustments	(4,711)
Net capital - per this Report	$ 422,567

RODMAN & RENSHAW, INC.

STATEMENT REGARDING SEC RULE 15c3-3

MARCH 31, 2002

The Company is exempt from the requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) of that rule.

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

Roger D. Lorence, LLM

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
Rodman & Renshaw, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rodman & Renshaw, Inc. (the "Company") for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve

the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or dispositions and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eichler Bergsman & Co LLP

New York, New York
May 13, 2002

RODMAN & RENSHAW, INC.

REPORT PURSUANT TO RULE 17a-5(d)

MARCH 31, 2002